Exhibit 99.1

CONTACT: Kenneth G. Howling

Vice-President, Finance and Corporate Affairs

 (905) 286-3000

For Immediate Release:

BIOVAIL ENTERS INTO COMMERCIAL ALLIANCE

FOR TRAMADOL PRODUCTS

Agreement Reached with Ortho-McNeil, Inc. Includes Extended-Release and Orally Disintegrating Tablet Formulations;

Launch Under Ultram® Brand Names Planned for Early 2006;

Biovail Receives $60-Million Supply Prepayment;

Biovail’s Supply Price Reaches 37.5% of Partner’s Net Selling Price

TORONTO, Canada, November 3, 2005 — Biovail Corporation (NYSE, TSX: BVF) announced today that a subsidiary has entered into a supply agreement with Ortho-McNeil, Inc., a Johnson & Johnson company, for the marketing and distribution of a once-daily, extended-release (ER) formulation and an orally disintegrating (ODT), immediate-release formulation of tramadol hydrochloride in the United States and Puerto Rico. Ortho-McNeil has retained an option for Ultram®ER for other jurisdictions, excluding Canada and Europe. The agreement is subject to Hart-Scott-Rodino regulatory clearance in the United States.

“The approval of our ER and ODT tramadol products represents the culmination of several years of perseverance, commitment and confidence in our technologies and formulation expertise,” said Biovail’s Executive Chairman Eugene Melnyk. “The value of Biovail’s product-development efforts have now been further enhanced by aligning these products with the best possible commercial partner, an established brand name and attractive financial terms. I’d like to thank all Biovail employees who have helped bring this tremendous opportunity to fruition.”

The products will be known by the trade names Ultram® ER and Ultram® ODT respectively, pending approval from the United States Food and Drug Administration’s Office of Drug Safety’s Division of Medical Errors and Technical

Support. Ultram® ER, which is indicated for moderate to moderately severe chronic pain, received FDA approval in September 2005 and will be available in 100mg, 200mg and 300mg dosage strengths. Biovail is the first and only company to submit an application to the FDA for review and to receive an approval for a once-daily tramadol formulation. In addition, Ultram® ER has received three years of exclusivity for the indication and doses approved.

Ultram® ODT, which is indicated for moderate to moderately severe pain, received FDA approval in May 2005, and will be available in a 50mg dosage strength.

Ortho-McNeil anticipates an early-2006 launch for Ultram® ER and Ultram® ODT.

Under the agreement, which has a 10-year term, Biovail will manufacture, supply and sell Ultram® ER to Ortho-McNeil for distribution at contractually determined prices, which will be based on Ortho-McNeil’s net selling price. The supply prices go up to 37.5% of Ortho-McNeil’s net selling price, depending on the year of sale, peaking in 2007 and beyond. Biovail will manufacture, supply and sell Ultram® ODT to Ortho-McNeil for distribution at prices approximately equal to 30% of Ortho-McNeil’s net selling price. Upon closing of the transaction, Ortho-McNeil will pay to Biovail a supply prepayment of $60 million to be credited against product purchases of Ultram® ER.

Ortho-McNeil will market these products to primary-care physicians and other specialists who treat pain through PriCara, a unit of Ortho-McNeil that was formed recently as a new Johnson & Johnson operating company designed to leverage the heritage that the legacy companies (Ortho-McNeil Pharmaceutical, Inc. and Janssen Pharmaceutica, LP) had within the primary-care marketplace.  Leveraging its specialty sales force in the U.S., Biovail will be compensated for providing co-promotion services to women’s health-care practitioners for a period of two years from commercial launch. Both Biovail and Ortho-McNeil retain an option to extend the co-promotion arrangement by mutual consent for additional two-year periods.

Ortho-McNeil has certain performance obligations related to promotional activities for these products.

Validation of U.S. Commercial Operations Business Model

“The alliance with Ortho-McNeil validates Biovail’s new commercialization strategy in the U.S.,” said Dr. Douglas Squires, Chief Executive Officer of Biovail Corporation. “Our tramadol products will leverage the strong primary-care presence of a strategic partner, while providing Biovail an opportunity to focus its detailing efforts on certain specialist physicians.”

Intellectual Property Position

Pursuant to an agreement between Ortho-McNeil and Purdue Pharma L.P. (Purdue), Ortho-McNeil has licensed certain rights to Purdue’s intellectual property.  In exchange, Ortho-McNeil has waived the three-year statutory exclusivity with respect to Purdue’s partner, Labopharm Inc.’s formulation.  The combined intellectual property of Biovail, Ortho-McNeil and Purdue provides patent protection through 2014 for Biovail’s formulation, which may extend the branded market opportunity for Ultram® ER.  Biovail has two patents under review by the U.S. Patent and Trademark Office that are expected to be issued, and listed in the U.S. Food and Drug Administration’s Approved Drug Products with Therapeutic Equivalence Evaluations database (commonly referred to as the Orange Book) in 2006.  Further, Biovail will benefit competitively from a first-to-market advantage in the once-daily tramadol market.

Improved Adherence for Once-Daily Agents

Ultram® ER has been developed by Biovail to provide effective relief of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time. Ultram® ER uses Biovail’s Smartcoat™ technology and will offer patients the convenience of a once-daily form of tramadol, as opposed to the current dosing regimen of up to six times per day for immediate-release tramadol.

Ultram® ER was approved based on clinical and safety data obtained from four original adequate and well-controlled trials involving more than 3,000 patients who received doses of up to 400mg once daily. Biovail’s NDA submission also included 12 definitive and five supportive pharmacokinetic studies.

Over the years, a number of studies have been conducted that correlate improvements in adherence for once-daily agents, compared with more frequent dosing intervals, and that multiple daily administration schedules have been shown to have a significant effect on patient compliance.

Significant Market Opportunity

A considerable market opportunity may exist for once-daily and orally disintegrating tablet formulations of tramadol hydrochloride in the United States analgesia market, where sales for the 12 months ended September 30, 2005 were $12.6 billion according to IMS Health.  Over the same period, total prescription volume for tramadol-based products was 20.5 million, reflecting a 13% increase, compared with the 12-month period ended September 30, 2004.

About Tramadol

Tramadol is a centrally acting synthetic opioid analgesic, effective in the treatment of pain.

Tramadol is currently available under the brand name Ultram®, and in several generic formulations. Branded and generic formulations of tramadol are indicated for the management of moderate to moderately severe pain, and may be dosed up to six times per day.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, tax rate assumptions, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the

Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Source: Biovail Corporation